

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Jed Kaplan
Chief Executive Officer
Simplicity Esports & Gaming Company
7000 W. Palmetto Road, Suite 210
Boca Raton, FL 33433

> **Re: Simplicity Esports & Gaming Company**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 15, 2019**
> **File No. 333-228906**

Dear Mr. Kaplan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1

General

1. Please include audited financial statements for the fiscal year ended May 31, 2019. Alternatively, please tell us how you meet each of the three conditions in Article 8-08(b) of Regulation S-X.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Laura Anthony, Esq.